

July 30, 2015

Via E-Mail
Stephen M. Robinson
Chief Financial Officer
SurePure, Inc.
405 Lexington Avenue, 25th Floor
New York, NY 10174

     Re: **SurePure, Inc.**
               Form 10-K for the Year Ended December 31, 2014
               Filed March 30, 2015
               Form 10-Q for the Quarterly Period Ended June 30, 2015
               Filed July 28, 2015
               File No. 000-54172

Dear Mr. Robinson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 48

1. In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated *Internal Control – Integrated Framework*. Please revise future filings to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original framework (the "1992 Framework") or the updated framework. Please refer to Item 308(a)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 4. Controls and Procedures, page 30

Evaluation of Disclosure Controls and Procedures, page 30

2. We note the disclosure that your management concluded that your disclosure controls and procedures are effective as of June 30, 2015 based their evaluation and "as a result of the material weaknesses discussed below." Also, we note no discussion of material weaknesses in the filing. Please describe to us the material weaknesses you identified, tell us when they were first identified and discuss your ability to conclude that your disclosure controls and procedures were effective after considering the material weaknesses. Refer to Item 308(a)(3) of Regulation S-K. To the extent that no material weaknesses were identified, please amend the filing to remove the language relating to material weaknesses. This comment also applies to your Form 10-Q for the quarter ended March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant

cc (via e-mail): William A. Newman, Esq.